Ex. 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Year Ended December 31
	2005	2004	2003	2002	2001(1)

Earnings: (2)
Net income (3)	$95,128	$83,146	$85,587	$97,137	$44,495
Income taxes	57,500	53,035	51,582	46,772	21,309
Equity in losses (income) of equity investee, net of distributions	-	(128)	511	1,859	463
Fixed Charges (See Below) (4)	71,007	68,363	66,699	70,693	72,709
Less: Preferred stock dividend	4	13	23	32	758
Total adjusted earnings	$223,631	$204,403	$204,356	$216,429	$138,218
Fixed charges: (4)
Total interest expense	$69,942	$67,408	$66,135	$69,119	$70,745
Interest component of rents	1,061	942	541	1,542	1,206
Preferred stock dividend	4	13	23	32	758
Total fixed charges	$71,007	$68,363	$66,699	$70,693	$72,709

Ratio of earnings to fixed charges	3.1	3.0	3.1	3.1	1.9

(1)
Merger and integration related costs incurred for the year ended December 31, 2001 totaled $2.8 million. These costs relate primarily to employee and executive severance, transaction costs, and other merger, integration and restructuring activities.

        As a result of merger integration activities, management has identified certain information systems that were retired in 2001. Accordingly, the useful lives of these assets were shortened to reflect that decision, resulting in additional depreciation expense. For the years ended December 31, 2001, this additional depreciation expense was $9.6 million.

        In total, merger and integration related costs incurred for the years ended December 31, 2001 were $12.4 million ($7.7 million after tax).

        In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. Restructuring-related charges incurred during the year ended December 31, 2001 totaled $15.0 million ($9.3 million after tax).

(2)
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

(3)	Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

(4)
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.